[COMPANY LETTERHEAD]

January 6, 2009

Via EDGAR and Facsimile (202-772-9369)

Mr. Jorge Bonilla

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interactive Data Corporation

File No. 001-31555

Form 10-K for the year ended December 31, 2007

Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008

Proxy Statement filed April 17, 2008

Dear Mr. Bonilla:

Interactive Data Corporation (the “Company”) sets forth below its responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2008. The Company’s explanations set forth below are in response to the Comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

2007 versus 2006, page 26 and 27

Comment 1. We read your response to comment one. Please tell us how your presentation of the impact of foreign exchange complies with Item 10(e) of Regulation S-K. Refer also to Question 17 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Also confirm in future filings you will include a description of how the amounts related to foreign exchange fluctuations are calculated and indicate that they are not derived from your financial statements as presented.

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 6, 2009

Response:

In our discussion of revenue on page 25 and 26, we disclose GAAP revenue for each of our reporting segments and specify the amount of GAAP revenue, in each reporting segment, that is attributable to foreign exchange fluctuations between the current reporting period and the respective prior year reporting period. We discuss our Institutional Services and Active Trader Services reporting segments in this manner to facilitate period-to-period comparisons of our underlying business. We also include a qualitative discussion, by reporting segment, of the other factors underlying changes in revenue.

In the case of our Institutional Services business reporting segment, we structure our discussion of the other contributing factors by reference to the three business units that make up the Institutional Services reporting segment (Pricing and Reference Data, Real-Time Services and Fixed Income Analytics). For each of these three business units, we commence the quantitative discussion by setting forth the revenue generated by the business unit before taking into account the impact of foreign exchange.

We believe the additional information regarding the revenue (before the impact of foreign currency changes) of the three business units comprising the Institutional Services reporting segment is information that is useful to investors and enables a fuller understanding of the period-to-period changes to Institutional Services reporting segment revenue.

The first Table on Page 26 is intended to set forth in tabular form the data points disclosed in the course of management’s discussion and analysis of revenue amounts; namely, the contribution from foreign exchange rate fluctuations, as well as the revenue contributions of each of the four business units included within our two reporting segments.

After considering Item 10(e) and Question 17 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and in response to the Staff’s comment, we intend to modify our disclosure in the future. The first Table on page 26 will be revised to add detail that breaks out the contribution from foreign exchange fluctuations by business unit. As revised, the total of the revenue amounts presented in the Table for each business unit within our Institutional Services reporting segment will sum to the revenue amount presented for our Institutional Services reporting segment in the Segment Information footnote in our Financial Statements.

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 6, 2009

By way of example, the first Table on Page 26 would appear as:

2007 Versus 2006 Revenue (in thousands)	2007	2006	% Change	2007 Foreign Exchange	Adjusted % Change
Institutional Services:
Pricing and Reference Data	$429,420	$377,896	13.6%	$(8,700)	11.3%
Real-Time Services	139,385	120,061	16.1%	(7,135)	10.2%
Fixed Income Analytics	32,442	32,459	(0.1)%	(27)	(0.1)%

Total Institutional Services	$601,247	$530,416	13.4%	$(15,862)	10.4%

Active Trader Services:
eSignal	88,363	81,987	7.8%	(590)	7.1%

Total Revenue	$689,610	$612,403	12.6%	$(16,452)	9.9%

We also intend to revise our presentation in management’s discussion and analysis of changes to revenue. We will disclose (i) the contribution of each business unit to the current period revenue (inclusive of the impact of foreign exchange fluctuations); (ii) period-to-period changes in business unit revenue (inclusive of the impact of foreign exchange fluctuations); (iii) the amount of business unit revenue derived from foreign exchange fluctuations; and (iv) period-to-period changes in business unit revenue (excluding the impact of foreign exchange fluctuations).

Our revised disclosure will include a statement disclosing the reasons why management believes that the presentation of the adjusted revenue amounts provides useful information to investors regarding the Company’s results of operations. In addition, to the extent material we will include a statement disclosing the additional purposes, if any, for which management uses the adjusted revenue amounts that are not otherwise disclosed pursuant to Item 10(e)(1)(i)(C). We will ensure that in our presentation revenue amounts inclusive of the impact of foreign exchange fluctuations will be given equal or greater prominence to revenue amounts adjusted to exclude the impact of foreign exchange fluctuations.

Finally, we confirm that we will include a description of how the disclosed amounts related to foreign exchange fluctuations are calculated. This description will read:

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 6, 2009

“On a quarterly and annual basis we calculate the impact of the change in foreign exchange rates between the current reporting period and the respective prior year reporting period. We provide the US dollar impact resulting from the change in foreign exchange rates on current period revenue, cost of services, selling, general and administrative and depreciation expenses. We calculate this impact by comparing the average foreign exchange rates for each operating currency for the current reporting period to the average foreign exchange rates for such operating currency for the respective year-ago reporting period. We believe that by providing this information, we are facilitating period-to-period comparisons of our underlying business.”

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Mr. Jorge Bonilla

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 6, 2009

If you have any questions with regard to these responses, or if you require additional information, please feel free to contact Stephen T. Giove at Shearman & Sterling at (212) 848-7325.

Sincerely,

/s/  Andrew J. Hajducky III

Andrew J. Hajducky III

Executive Vice President

Chief Financial Officer and Treasurer

cc:	Robert C. Lamb, Jr., Audit Committee Chairman,

Interactive Data Corporation

Stuart J. Clark, President and Chief Executive Officer,

Interactive Data Corporation

Raymond L. D’Arcy, President, Sales and Marketing,

Interactive Data Corporation

Christine Sampson, Vice President and Chief Accounting Officer,

Interactive Data Corporation

Andrea H. Loew, Executive Vice President and General Counsel,

Interactive Data Corporation

Patricia M. Natale, Assistant General Counsel,

Interactive Data Corporation

Stephen T. Giove, Partner, Shearman & Sterling LLP

Diane Larsen, Partner, Ernst & Young LLP